SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

BEES Bank

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Marcelo Pantoja

CEO Z-TECH BRAZIL

16y with Ambev

Last 3 positions

→ **Strategy & Finance Dir. (BR)**
→ **Regional Dir. (BR)**
→ **Commercial Strategy Dir. (US)**



Valter Nakashima

CFO Bees Bank

2y with Ambev

Last 3 positions

→ **Finance Director banQi (BR)**
→ **Head of Finance Livelo (BR)**
→ **Finance Executive Digio (BR)**

We started our fintech services in order
TO SOLVE MAJOR EXISTING CLIENT PAIN POINTS

CLIENT PAIN POINTS

1 Loss of sales due to lack of POS Terminal
"I lose my sales due to not having POS terminals"

2 High banking fees
"I control everything on memory , It's too many fees to pay, sometimes I pay interest due to forgetting"

3 High taxes volume
"I feel taxes are too high for my business"

4 High accounting costs
"Accounting costs are too high"

5 Lack of access to credit lines
"I dream of having enough money to improve my estabilishment and expand to another place"

6 High people turnover rate
"My biggest problem are lower headcount and their turnover – it's a headache"

7 Low work-life balance
"I take everything home to put the bar in order but it takes me a lot of time"

8 Lack of enterpeneur experience
"I've opened my estabilishment due to unemployment" – w/o any previous exp.

9 Supplier dependence
"I feel a lack of partnership with my supplier"

10 Low revenue / margin
"I've got everything organized, the hard part is to sell and have a profit"

11 Lack of digital literacy
"I use my mobile phone only to communicate I don't use internet banking due to lack of security"

Donus core

TORQ and Thoughtworks consulting firms (Design Thinking process)

Our initial focus was to offer DIGITAL WALLET, PAYMENTS SERVICES AND CREDIT FOR SMBs


R$ 5.672,00
DONUS
VISA

DIGITAL WALLET
Digital Wallet capturing financial flow and **digitalizing RTM cash**

CARD ACCEPTANCE
POS Terminal and gateway for **POCs sales acceptance**

PIX ACCEPTANCE
PIX QR Code for **POCs sales acceptance**

LINES OF CREDIT
Credit products - **payment term extension + long term loans**

DEBIT CARD
Debit Card to **pay suppliers**

We developed a platform that has positive impact on each step of our CLIENT'S JOURNEY

1. ORDERING

Choice of terms and credit extension 100% online and w/o bureaucracy

Multiple payment methods to avoid cash transactions (credit card, PIX)

2. AMBEV PAYMENTS

Donus direto / PIX Ambev

Exclusive Cashback rewards with redemption at Ambev


R$ 5.672,00
SALDO CONTA
R$ 4.822,00
SALDO BÔNUS
R$ 850,00
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4. E-WALLET

User-friendly digital interface

Cash-in / Cash-out visibility

Trade investments & Club B rewards

3. POC SELL-OUT

Acquiring services (POS)

PIX QR Code acceptance

DONUS UPGRADED ITS PRODUCTS DURING H1,

improved go-to-market strategy in H2 and accelerated growth

TPV Evolution (R$ Mio)

Total volume processed
(e-Wallet, acquiring, other services)



+R$
1Bi
27
31
47
61
71
66
98
192
350
490
783
1.050
Jan
Fev
Mar
Abr
Mai
Jun
Jul
Ago
Set
Out
Nov
Dez

Aligned go-to-market presence in **all regions** with Ambev DDCs

220k total accounts in Dec/21

Donus users with **higher NPS than** average POCs
(+ 6 p.p. NPS overall)

* 2021 Results

DONUS UPGRADED ITS PRODUCTS DURING H1,

improved go-to-market strategy in H2 and accelerated growth

2021 KEY FIGURES

FREQUENCY

34% of active clients use our app every working day (Dec/21)

+ 12 p.p. from Jan/21

PENETRATION

30% penetration of POS on **active accounts**

Self-ordering trough app + telesales

13% of **Ambev cash payments digitized** trough Donus platform and rapidly growing after PIX launch

Donus can deliver better efficiency by synergizing CAC/CRC WITH AMBEV

REVENUE DRIVERS	1. Acquiring services (white-label) 2. Debit card (white-label) 3. Credit concession 4. Other services	MDR, Interchange fee and Interest rate within market standards
(-) COST DRIVERS	1. Interchange + Acquiring white-label 2. Processing costs (white-label) **3. Bad debt**	1. Within market standards 2. Within market standards **3. Below market standards due to Ambev historical data and algorithms**
(-) CAC [1]	**R$21 – much lower than reported public figures** [2] and internal estimates of the market [3] *Reduced CAC with Ambev sales team and marketing synergies*	
(-) CRC	**Close to zero** *Reduced CRC by creating an unique value proposition for the POC based on cashback and digitization of existing trade marketing incentives*	

1 CAC – marketing incentives + sales team | 2 Nubank and Banco Inter | 3 Internal research

Donus is transforming Ambev's short-term credit policies

BY PROVIDING TO POCs WHAT THEY NEED


Total payment extension (R$ Mio)
490
452
409
456
457
457
520
580
699
704
758
881
Avg H1
453Mio
94%
Jan
Fev
Mar
Abr
Mai
Jun
Jul
Ago
Set
Out
Nov
Dez
Donus acceleration

~2x

Total payment extension (Dec/21 vs H1 average)

5,8 days

Average duration of short-term credit (+1,1 day vs Jan/21)

OUR NEXT STEP
to full-potential? ...

BEES Bank



BEES Bank
9:30
Olá, Danilo
SALDO CONTA
R$ 5.822,39
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ambev

BY ENTERING BEES ECOSYSTEM,

we aim to bring even more benefits to customers and also efficiency to our ecossystem



Olá, Danilo
R$ 5.822,39
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Produtos e serviços
BEES BANK

BEES BANK

Customer benefits

- Solid established platform with **credibility**
- **Better user experience** - unified identity and sign-on
- **Customized services**

Ecosystem benefits

- **Operational synergies**
- **Enhanced data analytics**
- **New financial products**

BEES BANK

Ambev on-trade DDC

~R$ 140 Bn

volume processed

(POS + Credit concession)

BEES Bank

Ambev on-trade DDC

~R$ 140 Bn

volume processed
(POS + Credit concession)

Ambev on-trade DDC + 3PD

~R$ 250 Bn

volume processed
(POS + Credit concession)

BEES Bank

Ambev on-trade DDC

~R$ 140 Bn

volume processed
(POS + Credit concession)

Ambev on-trade DDC + 3PD

~R$ 250 Bn

volume processed
(POS + Credit concession)

TAM
(Source: ABECS + FGV SMBs credit research)

~R$ 3.200 Bn

volume processed
(POS + Credit concession)

Z-TECH

Z-Tech is the technology hub of Ambev in Brazil
FOUNDED IN 2019 WITH THE AIM OF SOLVING THE SMB'S MAIN PAIN POINTS THROUGH TECHNOLOGY

OUR MISSION

To empower small and medium sized businesses through technology
THE STARTUPS OF OUR ECOSYSTEM SOLVE **the main pain-points** OF RETAILERS, BARS, RESTAURANTS, GROCERY SHOPS AND OTHER BUSINESSES

Internal Exit
menu.com.ve
menu

Marketplace

B2B Marketplace connecting SMB's to wholesalers.

get>in

Restaurant Tech

Digital platform to improve the relationship between restaurants and consumers.

Lemon

Clean Energy

Clean energy marketplace that generates bill savings to SMBs.

mercafacil

CBM

Digital platform aiming to digitalize SMBs sales process and manage consumer relationship

INVESTOR DAY

BEES Bank

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th